Exhibit (d)(1)

From:

GOOD FALKIRK (MI) LIMITED (Registration No.: 96379) (Incorporated in Marshall Islands) Sarnia House Le Truchot St Peter Port Guernsey GY1 1 GR Channel Islands	GRINDROD SHIPPING HOLDINGS LTD. (Registration No.: 201731497H) (Incorporated in Singapore) #03-01 Southpoint 200 Cantonment Road Singapore 089763

28 October 2022

To:       Holders (the “FSA Holders”) of outstanding awards which are unvested or vested but remain unsettled (the “Outstanding Company Forfeitable Shares”) granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan

Dear Sir / Madam

AWARD ELECTION OPPORTUNITY - VOLUNTARY CONDITIONAL GENERAL OFFER BY GOOD FALKIRK (MI) LIMITED, A WHOLLY-OWNED SUBSIDIARY OF TAYLOR MARITIME INVESTMENTS LIMITED FOR GRINDROD SHIPPING HOLDINGS LTD.

1.	INTRODUCTION

1.1	Background. On 12 October 2022, Good Falkirk (MI) Limited (the “Offeror”), Taylor Maritime Investments Limited (“TMI”) and Grindrod Shipping Holdings Ltd. (the “Company”), announced that they have entered into a transaction implementation agreement (the “Implementation Agreement”) dated 11 October 2022 providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all the issued ordinary shares in the capital of the Company (the “Shares”) other than Shares held by the Offeror and Shares held in treasury (the “Offer Shares”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (the “Code”) and Regulations 14D and 14E under the Securities Exchange Act of 1934 (the “Exchange Act”), subject to certain exemptions granted by the Securities Industry Council (the “SIC”) and the U.S. Securities and Exchange Commission (the “SEC”).

1.2	Offer to Purchase. The Offeror has, today, despatched to the shareholders of the Company (the “Shareholders”), the formal offer documentation to be issued in respect of the Offer dated 28 October 2022 (the “Offer to Purchase”) containing the terms of the Offer together with the relevant documents and letters of transmittal to tender shares (the “Letters of Transmittal”). The Offer to Purchase, the related Letters of Transmittal, and the other related documents will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. Alternatively, copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

1.3	Purpose. In the Offer to Purchase, it is stated that a proposal (the “Award Election Opportunity”) will be made by the Offeror and the Company to the FSA Holders. The purpose of this letter is to provide you with further details in relation to the Award Election Opportunity and to formally make the Award Election Opportunity to you on the terms and subject to the conditions set out in this letter.

1.4	Terms and References. This letter should be read and construed together with, and in the context of, both the Offer to Purchase and the acceptance form for the Award Election Opportunity that is enclosed together with this letter in Schedule 2 (the “Acceptance Form”). Unless otherwise defined herein, capitalised terms used in this letter shall have the same meaning and construction as defined in the Offer to Purchase. The Acceptance Form (including the instructions on that form) is part of the terms of the Award Election Opportunity and this letter.

1.5	Consultation. This letter is issued by the Offeror and the Company and is addressed to the FSA Holders. If you are in any doubt about this letter, the Award Election Opportunity or the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately. The Offeror, TMI and the Company do not purport to advise the FSA Holders or any other person. In preparing this letter to the FSA Holders, none of the Offeror, TMI, the Company, Evercore Partners LLC, Evercore Asia (Singapore) Pte. Ltd. (collectively with Evercore Partners LLC, “Evercore”), Jefferies LLC (“Jefferies”) or Provenance Capital Pte. Ltd. (“Provenance”) has had regard to the general or specific investment objectives, tax position, risk profiles, financial situation or particular needs and constraints of any FSA Holder.

1.6	Views of the Independent Directors of the Company. The views and recommendation(s) of the directors of the Company who are considered independent for the purposes of the Offer (the “Independent Directors”) and the advice of the independent financial adviser to the Independent Directors are disclosed in the Solicitation/Recommendation Statement on Schedule 14D-9 despatched by the Company to the Shareholders on the same date as the date of despatch of the Offer to Purchase. You may wish to consider their views before taking any action in relation to the Offer and/or the Award Election Opportunity.

2.	THE OFFER

2.1	The Offer. In accordance with Section 139 of the Securities and Futures Act 2001 of Singapore and the Code, and Regulations 14D and 14E of the SEC promulgated pursuant to the Exchange Act, and subject to the terms and conditions set out in the Offer to Purchase, the Offeror is making the Offer for all the Offer Shares.

2.2	Offer Price. Under the terms of the Offer, Shareholders will be entitled to receive:

an offer price of US$21.00 for each Offer Share (the “Offer Price”)

2.3	Special Dividend. Under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or to the extent permitted, waived) as of the Expiration Time, the Company has agreed to declare and pay:

a special dividend of US$5.00 per Share (the “Special Dividend”),

to Shareholders that hold Shares as of the Dividend Record Date. If the conditions to the Offer are not satisfied (or to the extent permitted, waived) as of the Expiration Time, no Special Dividend will be paid by the Company.

2.4	Transaction Value. Under the terms of the Offer and the Implementation Agreement, if the conditions to the Offer are satisfied (or to the extent permitted, waived) as of the Expiration Time, Shareholders who have validly tendered (and not withdrawn) their Shares in accordance with the terms of the Offer (and who hold Shares as at the Dividend Record Date) would therefore receive:

an aggregate transaction value (the “Transaction Value”) of US$26.00 per Share (comprising the Offer Price and the Special Dividend),

valuing the Company’s existing issued and to be issued ordinary share capital at approximately US$506 million on a fully diluted basis (including the Special Dividend).

2.5	Offer Conditional. Notwithstanding any other term of the Offer, the Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer, in the event that immediately prior to the Expiration Time:

(a)	the Offeror has not received, by the close of the Offer, Shares validly tendered and not validly withdrawn of such number which, together with Shares acquired before (or, with the approval of the Company, during) the Offer (and including any Shares issued to the Offeror pursuant to the FSA Payment Issuance) will result in the Offeror and persons acting in concert with it holding more than 50 per cent. of the voting rights attributable to the aggregate of (x) all the Shares in issue (other than Shares held in treasury) and (y) the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares (the “Minimum Condition”);

(b)	any of the following shall have occurred since the date of the Implementation Agreement and continue to exist: (i) the Company Board shall not have declared the Special Dividend of US$5.00 per Share and fixed as the record date therefor a date on or prior to the date on which the Expiration Time occurs, (ii) the Company shall not have remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend, or (iii) the Company shall not have irrevocably instructed the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Shares as of the Dividend Record Date as soon as possible after the Expiration Time (the “Irrevocable Instruction Condition”); and

(c)	the other conditions which are set forth in Schedule 1 hereto are not satisfied (or to the extent permitted, waived),

(collectively, the “Offer Conditions”).

As of the date of this Award Election Opportunity, the following conditions of the Offer have been satisfied:

(i)	TMI has obtained the affirmative vote or consent in respect of resolutions to approve amendments to TMI’s published investment policy, of a simple majority of 50 per cent. plus one vote of every shareholder present and voting in person or by proxy at the TMI shareholder meeting for such vote (the “Investment Policy Amendment Condition”); and

(ii)	the South African Competition Commission’s approval relating to the Offer having been obtained (the “Regulatory Condition”).

2.6	Closing Date. The initial offer period, during which Shareholders can tender their Shares into the Offer, begins on October 28, 2022 and ends, on November 28, 2022 at 11:59 p.m., New York time.

2.7	Subsequent Offering Period. Immediately following the expiration of the Offer there will be a subsequent offering period of at least fifteen (15) Business Days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act the SEC No-Action Relief, the Code and the SIC Rulings (the “Subsequent Offering Period”).

2.8	Further Details

Further details in relation to the terms and conditions of the Offer are set out in the Offer to Purchase.

3.	THE AWARD ELECTION OPPORTUNITY

3.1	Outstanding Company Forfeitable Shares. The Company Group operates the Company Equity Plan in which certain employees and non-executive directors of the Company and the Company Subsidiaries participate. Under the rules of the Company Equity Plan, participating employees and non-executive directors may be granted awards, to be settled with a specified number of Shares. As at the date of this letter, based on information provided by the Company, there are 475,515 Outstanding Company Forfeitable Shares, pursuant to which 475,515 Shares are issuable.

3.2	Award Election Opportunity. Under the rules of the Company Equity Plan, Company Forfeitable Shares are not transferable by the FSA Holders. In view of this restriction, the Offeror will not make an offer to acquire the Company Forfeitable Shares, although, for the avoidance of doubt, the Offer is extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued prior to the final Expiration Time of the Offer (or any Subsequent Offering Period) pursuant to the valid vesting and settlement of any Outstanding Company Forfeitable Shares pursuant to the Company Equity Plan. Instead, the Offeror and the Company hereby make this Award Election Opportunity to the FSA Holders on the terms set out in this letter that, subject to the Acceptance Time occurring, each Outstanding Award shall become fully vested at the Acceptance Time by virtue of the compensation and nomination committee of the board of Directors of the Company (the “Remuneration Committee”) resolving to (i) terminate the Company Equity Plan pursuant to Rule 15.4 of the Company Equity Plan as required under the Implementation Agreement; and (ii) accelerate the vesting of the Outstanding Company Forfeitable Shares as a result of the change of control of the Company following the Acceptance Time and the termination of the Company Equity Plan pursuant to Rule 10.1 of the Company Equity Plan as required under the Implementation Agreement. In such event, in respect of such Outstanding Company Forfeitable Shares:

(a)	if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Company Forfeitable Shares so vested has been obtained (through acceptance of this Award Election Opportunity), such FSA Holder shall be entitled, in consideration of such cancellation, to receive payment of US$21.00 (in lieu of the Offer Price) in respect of each Share which would have accrued on the Outstanding Company Forfeitable Shares held by such FSA Holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”).

FSA Holders who wish to accept the Award Election Opportunity should refer to paragraph 4 (Choices) and paragraph 5 (Accepting FSA Holder);

(b)	if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Company Forfeitable Shares so vested has not been obtained (through non-acceptance of this Award Election Opportunity), such FSA Holder shall be entitled to be issued such number of Shares accruing to such Outstanding Company Forfeitable Shares, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time.

The Offer will be extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued following the Acceptance Time of the Offer pursuant to the valid vesting and settlement of any Outstanding Company Forfeitable Shares pursuant to the Company Equity Plan. As such, FSA Holders who do not give their consent may tender into the Offer the new Shares delivered to them after the Acceptance Time at any time during the Subsequent Offering Period, subject to the terms and conditions of the Offer;

FSA Holders who do not wish to accept the Award Election Opportunity should refer to paragraph 4 (Choices) and paragraph 6 (Non-Accepting FSA Holder); and

(c)	subject to occurrence of the Acceptance Time, each FSA Holder shall receive a payment of US$5.00 (in lieu of the Special Dividend) (the “Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the Outstanding Company Forfeitable Shares held by such FSA Holder as at the Dividend Record Date, using cash provided by the Company.

For the avoidance of doubt, upon occurrence of the Acceptance Time, each FSA Holder shall be entitled to the Special Dividend Equivalent Payment in respect of each Share which would have accrued on the Outstanding Company Forfeitable Shares, irrespective of whether the FSA Holder accepts the Award Election Opportunity.

3.3	Issuance of Shares to the Offeror. Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror, the number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price.

3.4	Settlement. Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and TMI, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Special Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.

3.5	Conditional Award Election Opportunity. For the avoidance of doubt, whilst the Award Election Opportunity is conditional upon the Offer Conditions being satisfied (or, to the extent permitted, waived) as at the Expiration Time of the Offer (as such expiration time may be extended in accordance with the terms of the Implementation Agreement) and the occurrence of the Acceptance Time, the Offer will not be conditional upon acceptances received in relation to the Award Election Opportunity. The Offer and the Award Election Opportunity are separate and are mutually exclusive. The Award Election Opportunity does not form part of the Offer, and vice versa.

3.6	Acceptances are Irrevocable. Acceptances of the Award Election Opportunity shall be irrevocable.

3.7	Duration of Award Election Opportunity. The Award Election Opportunity shall remain open for acceptances by the FSA Holders in accordance with paragraph 5.1.2 below until the time and date set out in that paragraph.

4.	CHOICES

4.1	A FSA Holder can, in relation to all his Outstanding Company Forfeitable Shares, either:

4.1.1	accept the Award Election Opportunity in respect of all of his or her Outstanding Company Forfeitable Shares in accordance with the terms and conditions of this letter (an “Accepting FSA Holder”); or

4.1.2	take no action and let the Award Election Opportunity lapse in respect of all of such Outstanding Company Forfeitable Shares (a “Non-Accepting FSA Holder”).

4.2	As mentioned above, subject to and upon occurrence of the Acceptance Time, each FSA Holder shall be entitled to the Special Dividend Equivalent Payment in respect of each Share which would have accrued on the Outstanding Company Forfeitable Shares, irrespective of whether the FSA Holder accepts the Award Election Opportunity.

5.	ACCEPTING FSA HOLDER

5.1	Acceptance of the Award Election Opportunity. The Acceptance Form is enclosed together with this letter. The Acceptance Form (including the instructions on that form) is part of the terms of the Award Election Opportunity and this letter. The Accepting FSA Holder should do the following:

5.1.1	complete and sign the Acceptance Form, in accordance with the provisions and instructions in this letter and the Acceptance Form; and

5.1.2	deliver the completed and signed Acceptance Form at his/her own risk to Good Falkirk (MI) Limited and Grindrod Shipping Holdings Ltd. c/o Grindrod Shipping Holdings Ltd, #03-01 Southpoint, 200 Cantonment Road, Singapore 089763 (Attn: Sharon Ting) so as to arrive not later than 11.59 p.m. (New York time) on the date on which the Expiration Time occurs.

No acknowledgement of receipt of documents will be given.

5.2	Disclaimer. Each of the Offeror, TMI and the Company will be entitled, at its sole and absolute discretion, to reject or treat as valid any acceptance of the Award Election Opportunity which is not entirely in order or which does not comply with the terms of this letter and/or the Acceptance Form or which is otherwise incomplete, incorrect, unsigned or invalid in any respect. It is the responsibility of the Accepting FSA Holder to ensure that the Acceptance Form is properly completed and executed in all respects, submitted with original signature(s) and that all required documents (where applicable) are provided. Any decision to reject or treat as valid any acceptance will be final and binding and none of the Offeror, TMI nor the Company (or, for the avoidance of doubt, any of the directors or shareholders of the Offeror, TMI and the Company) accepts any responsibility or liability for such a decision (including the consequences thereof).

5.3	Discretion. Each of the Offeror, TMI and the Company reserves the right to treat acceptances of the Award Election Opportunity as valid if received by or on behalf of it at any place or places determined by it otherwise than as stated in this letter and/or the Acceptance Form or if made otherwise than in accordance with the provisions in this letter and/or the Acceptance Form. Any decision to reject or treat as valid any acceptance will be final and binding and none of Offeror, TMI nor the Company (or, for the avoidance of doubt, any of the directors or shareholders of the Offeror, TMI and the Company) and any person acting on its behalf (including Evercore, Jefferies or Provenance) accepts any responsibility or liability for such a decision, including the consequences of such a decision.

6.	NON-ACCEPTING FSA HOLDER

6.1	Offer to Purchase Enclosed. The Offer to Purchase in respect of the Offer Shares is enclosed with this letter for your information.

6.2	Non-Acceptance of the Award Election Opportunity. Each Non-Accepting FSA Holder hereby acknowledges and agrees that the Company shall, in accordance with the rules of the Company Equity Plan, subject to the occurrence of and as promptly as practicable after the Acceptance Time, issue the number of Shares accruing to such Outstanding Company Forfeitable Shares held by him or her.

The Offer will be extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued following the Acceptance Time of the Offer pursuant to the valid vesting and settlement of any Outstanding Company Forfeitable Shares pursuant to the Company Equity Plan. As such, FSA Holders who do not give their consent may tender into the Offer the new Shares delivered to them after the Acceptance Time during the Subsequent Offering Period, subject to the terms and conditions of the Offer.

6.3	Further Details. Please refer to the Offer to Purchase for further details in relation to the Offer and acceptance procedures for the Offer.

7.	GENERAL

7.1	Governing Law and Jurisdiction. This letter, the Award Election Opportunity, the Acceptance Form and all contracts (other than the Implementation Agreement) made pursuant thereto and actions taken or made or deemed to be taken or made thereunder shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Offeror, the Company and each Accepting FSA Holder hereby agree to submit to the non-exclusive jurisdiction of the Singapore courts.

7.2	No Third Party Rights. Unless expressly provided to the contrary in this letter and/or the Acceptance Form, a person who is not a party to any contracts made pursuant to this letter, the Award Election Opportunity and/or the Acceptance Form has no rights under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of such contracts. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

7.3	Accidental Omission. Accidental omission to despatch this letter, the Acceptance Form or any notice or announcement required to be given under the terms of the Award Election Opportunity or any failure to receive the same by any person to whom the Award Election Opportunity is made or should be made, shall not invalidate the Award Election Opportunity in any way.

7.4	Obligations Several. The obligations of the Company and the Offeror under this Award Election Opportunity are several (and are not joint nor joint and several).

7.5	Definitions. Save as otherwise defined, for the purposes of this Letter and its Schedules, the following words and expressions shall have the following meanings:

“Acceptance Time” means the time at which the Offeror irrevocably accepts for payment all Shares that are validly tendered and not withdrawn as of the Expiration Time.

“Affiliates” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Commencement Time” means the date and time of the commencement of the Offer.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than TMI or its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, in connection with (a) a scheme of arrangement, business combination, amalgamation or other similar transaction involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing more than 50 per cent. of the issued Shares (other than shares held in treasury), (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing more than 50 per cent. of the consolidated assets of the Company Group based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of scheme of arrangement, business combination, amalgamation or otherwise) of Equity Interests representing more than 50 per cent. of the issued Shares (other than shares held in treasury), (d) a tender offer or exchange offer in which any Third Party or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing more than 50 per cent. of the issued Shares (other than shares held in treasury), or (e) any combination of the foregoing (in each case, other than the Offer).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” means the Company Board’s recommendation that the Shareholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

“Company Change of Board Recommendation” means the Company Board (a) withdraws or modifies in a manner adverse to TMI the Company Board Recommendation, or publicly proposes to do so, (b) publicly recommends the approval or adoption of, or publicly proposes to recommend, approve or adopt any Company Acquisition Proposal, (c) fails to include the Company Board Recommendation in the Schedule 14D-9 (or to permit the inclusion of the Company Board Recommendation in the Rule 3.5 Announcement or the Offer when filed with the SEC or disseminated to the Shareholders), or (d) if any Company Acquisition Proposal has been made public, fails to reaffirm the Company Board Recommendation (including in the Schedule 14D-9) upon written request of TMI within ten (10) Business Days after TMI requests in writing such reaffirmation with respect to such Company Acquisition Proposal; provided, however, that (i) any action permitted by Section 4.2(f) of the Implementation Agreement shall not be deemed a Company Change of Board Recommendation, (ii) any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 4.2(e) of the Implementation Agreement in and of itself shall not be deemed a Company Change of Board Recommendation, and (iii) TMI may make such request pursuant to subsection (d) above only once with respect to such Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently publicly modified in any material respect in which case TMI may make such request once each time such a material modification is made.

“Company Equity Plan” means the Company’s 2018 Forfeitable Share Plan, as amended with the approval of the holders of the Company Shares at the Company’s 2022 annual general meeting.

“Company Forfeitable Shares” means awards of entitlements to Shares, subject to vesting conditions and other terms and conditions, granted pursuant to the Company Equity Plan, that settle in Shares when vested.

“Company Group” means the Company and the Company Subsidiaries.

“Company Material Subsidiary” means any Subsidiary of the Company that had a net asset value (excluding intangible assets and interests in joint ventures) as of 30 June 2022 that was more than 10 per cent. of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group as reflected in the Company’s publicly disclosed consolidated balance sheet as of 30 June 2022.

“Company Subsidiary” means a Subsidiary of the Company.

“Dividend Record Date” means the record date the Company Board will, following consultation with TMI, declare and set promptly following the later of (i) the satisfaction of the Regulatory Condition, (ii) the satisfaction of the Investment Policy Amendment Condition and, and provided that the Injunction Condition shall not have been triggered, which date shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the Listings Requirements of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Expiration Time” means the date and time at which: (a) the Offer expires and is not subsequently extended pursuant to and in accordance with the Implementation Agreement; or (b) if all of the Offer Conditions are satisfied (or waived in accordance with the Implementation Agreement) on any Qualifying U.S. Business Day after the Initial Expiration Time, such Qualifying U.S. Business Day.

“FCA” means the Financial Conduct Authority of the United Kingdom.

“FMA” shall mean the Financial Markets Act No. 19 of 2012 of South Africa, as amended from time to time.

“FSA Payment Issuance” means the Company Shares to be issued to the Offeror promptly after the Offeror’s payment to the Company of the Aggregate FSA Payment, and the number of such Company Shares is to be equal to the Aggregate FSA Payment divided by the Offer Price.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Initial Expiration Time” means 11:59 p.m., New York City time, on the later of (a) the twentieth (20th) Business Day following (and including the day of) the Commencement Time (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act), and (b) the twenty eighth (28th) day following (and not including the day of) the Commencement Time.

“Investment Policy Amendment” means the amendments to TMI’s published investment policy (or the adoption of a new investment policy), in either case, which permit TMI (whether directly or through the Offeror) to consummate the transactions contemplated by this Agreement and in a form approved prior to such amendment or adoption by (a) the FCA in accordance with Listing Rule 15.4.8 of the FCA’s Listing Rules and (b) the Company (acting reasonably).

“JSE” means JSE Limited (Registration number 2005/022939/06), a public company incorporated and registered under the laws of South Africa and licensed as an exchange under the FMA, and which does business as the “JSE” or the “Johannesburg Stock Exchange”.

“Law” means, in the context of each of the Company, TMI and the Offeror, any applicable United States, Singapore, international, national, provincial, state, municipal, local and common laws, treaties, statutes, conventions, constitutions, ordinances, decrees, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case, having the force of law, including the Code (subject, as applicable, to the SIC Rulings and SEC No-Action Relief) and includes without limitation, in respect of TMI and the Offeror only, Guernsey and Marshall Islands company law, the UK Listing Rules of the FCA, the Market Abuse Regulation and the rules and regulations of the FCA and the London Stock Exchange.

“NASDAQ” means The NASDAQ Global Select Market.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction that is binding on the applicable Person under applicable Law.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Qualifying U.S. Business Day” means any Business Day other than a Business Day that immediately precedes a Business Day on which commercial banks in any of (a) Norway, (b) Singapore or (c) South Africa are authorized or required by applicable Law to close.

“Requisite TMI Shareholder Vote” means the affirmative vote or consent in respect of resolutions to approve the Investment Policy Amendment, of a simple majority of 50 per cent. plus one vote of every shareholder present and voting in person or by proxy at the TMI Shareholder Meeting.

“SEC No-Action Relief” means the SEC relevant exemptive and no-action relief obtained by TMI under the Exchange Act in respect of the Offer and the SIC Rulings.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the issued ordinary shares in the capital of the Company.

“SIC Rulings” means the relevant rulings and confirmations under the Code in respect of the Offer and the SEC No-Action Relief obtained by TMI from the SIC.

“Special Dividend” means a special dividend from the Company of US$5.00 per Share.

“Subsidiary” means of any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, partnership, limited liability company, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal, made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisors and outside legal counsel), taking into account such legal, financial and regulatory aspects of the Company Acquisition Proposal as the Company Board considers in good faith to be appropriate (including financing, regulatory or other consents and approvals, breakup or termination fee and deposit provisions and the conditionality, timing and likelihood of consummation of, and the person or group making, such proposals), would reasonably be expected to result in a transaction that is more favourable from a financial point of view to the Shareholders than the transactions contemplated by the Implementation Agreement, taking into account all financial terms and conditions of such transaction.

“Third Party” means any person other than the Company, the Offeror or TMI.

“TMI Shareholders” means holders of shares in TMI.

“TMI Shareholder Meeting” means a meeting of the TMI Shareholders for the purpose of seeking the Requisite TMI Shareholder Vote.

8.	RESPONSIBILITY STATEMENT

8.1	Company Board. The Company Board (including those who may have delegated supervision of this letter) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this letter are fair and accurate and that no material facts have been omitted from this letter, the omission of which would make any statement in this letter misleading, and the Company Board jointly and severally accepts responsibility accordingly. Where any information in this letter has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the Company Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter. The Company Board does not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

8.2	Offeror Board. The Offeror Board (including those who may have delegated supervision of this letter) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this letter are fair and accurate and that no material facts have been omitted from this letter, the omission of which would make any statement in this letter misleading; and the Offeror Board jointly and severally accepts responsibility accordingly. Where any information in this letter has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, information relating to the Company Group), the sole responsibility of the Offeror Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter. The Offeror Board does not accept any responsibility for any information relating to the Company or any opinion expressed by the Company.

Issued by

GOOD FALKIRK (MI) LIMITED	GRINDROD SHIPPING HOLDINGS LTD.

28 October 2022

Any inquiries relating to this letter or the Offer to Purchase should be directed during office hours to:

Sharon Ting

Company Secretary

Grindrod Shipping Holdings Limited

Tel: +65 6632 1361

Forward-Looking Statements

This letter, the Award Election Opportunity and the other related documents delivered to you and/or incorporated by reference herein contain forward-looking statements relating to a cash tender offer by Offeror to acquire all the issued ordinary shares in the capital of the Company (other than ordinary shares held by Offeror and held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this letter, the Award Election Opportunity and such other documents are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as:

●	“seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast”;
●	similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”; and
●	these statements reflect TMI’s and the Offeror's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements due to a variety of factors, including, but not limited to, changes in economic, market and business conditions, changes in the ownership of the Company’s securities, particularly any substantial accumulations by persons who are not affiliated with TMI or the Offeror. Many of these risks are beyond our ability to control or predict. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror, Evercore nor Provenance undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or rules of the SEC and/or any other regulatory or supervisory body or agency.

Important Information

Any holders of Shares are urged to read the Offer to Purchase and the accompanying Letter of Transmittal carefully because they will contain important information that holders of Shares should consider before making any decision with respect to the Offer. Questions and requests for assistance on the Offer to Purchase may be directed to Georgeson LLC (the “Information Agent”) at its address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

Schedule 1
Offer Conditions

1	Conditions to the Offer

Pursuant to the terms of the Implementation Agreement, in addition to the conditions set out in paragraph 2.5 above, the Offer shall be conditional upon none of the following events having occurred and continuing to exist since the date of the Implementation Agreement:

(i)	the Implementation Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(ii)	since the date of the Implementation Agreement, any of the following shall have occurred:

(a)	a material adverse change in the assets, financial condition, profits, or results of operation of the Company Group, taken as a whole (excluding, for avoidance of doubt, the impact of the Special Dividend and any permitted dividend pursuant to the Implementation Agreement);

(b)	any litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against the Company or any of the Company Subsidiaries which would, or would reasonably be expected to, have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole; and/or

(c)	the discovery by TMI that any financial, business, or other information concerning the Company Group, publicly disclosed by the Company or any of the Company Subsidiaries in a filing with the SEC or the JSE within the three (3) years preceding the date of the Implementation Agreement was materially misleading, contained a material misrepresentation of fact, or omitted to state a fact necessary to make the information not misleading, in each case, as at the time of such public disclosure and which in any case is materially adverse to the assets. financial condition or results of operations of the Company Group taken as a whole, in the case of each of paragraph (2)(a), (2)(b), and (2)(c) above, having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group, taken as a whole, as reflected in the latest publicly disclosed consolidated balance sheet, by more than 20 per cent. as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022;

(iii)	since the date of the Implementation Agreement, any of the following shall have occurred and be continuing without the prior written consent of TMI:

(a)	the Company converting all or any of the Shares into a larger or smaller number of Shares;

(b)	the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Companies Act 1967 of Singapore (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

(c)	the Company resolving to reduce its share capital in any way (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

(d)	the Company making any allotment or issuance of, or granting any option or other security to subscribe for or convertible into, any Shares (other than the allotment and issuance of Shares upon the vesting and settlement of any Company Forfeitable Shares outstanding at the date of the Implementation Agreement in accordance with their terms and pursuant to the FSA Payment Issuance);

(e)	the Company issuing, or agreeing to issue, convertible notes or other debt securities (excluding transactions between members of the Company Group and borrowings in the ordinary and usual course under the Company Group’s existing credit facilities or working capital lines);

(f)	the Company declaring, making or paying any dividends or any other form of distribution to the Shareholders (excluding (i) the declaration, making and payment of the Special Dividend, (ii) declaring, making or paying a dividend by reference to each quarter of the Company in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing and amount provided that such dividend is permitted by Law and shall not prejudice the payment of the Special Dividend, and (iii) the making or payment of the Special Dividend Equivalent Payment);

(g)	an Order issued by any court of competent jurisdiction restraining, enjoining, preventing or otherwise prohibiting the consummation of the Offer shall be in effect (the “Injunction Condition”);

(h)	the Company or any Company Material Subsidiary resolving that it be wound up;

(i)	the appointment of a liquidator, provisional liquidator, judicial manager, provisional judicial manager and/or other similar officer of the Company or any Company Material Subsidiary;

(j)	the making of an order by a court of competent jurisdiction for the winding-up of the Company or any Company Material Subsidiary;

(k)	the Company or any Company Material Subsidiary entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(l)	the appointment of a receiver or a receiver and manager, in relation to all or a substantial part of the property or assets of the Company Group;

(m)	the Company or any Company Material Subsidiary becoming or being deemed by Law or a court of competent jurisdiction to be insolvent;

(n)	all or substantially all of the Company Group ceases to carry on business in the ordinary and usual course;

(o)	the Company or any Company Subsidiary becoming the subject of any criminal investigation and/or proceeding that would, or is reasonably likely to have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole and having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than 20 per cent. as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022;

(p)	the occurrence of any event which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s); and

(q)	any representation and warranty of the Company in the Implementation Agreement not being true and correct as of the date of the Implementation Agreement and immediately prior to the Expiration Time, as though made on and as of such time (except to the extent such representation or warranty is expressly made as of a specific date or time, in which case as of such date or time), except where the failure to be so true and correct would not have or reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole and having the effect of causing a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than 20 per cent. as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

2	Termination of the Implementation Agreement

For the purposes of paragraph 1(1) of this Schedule 1, the Implementation Agreement provides, that it be terminated and the transactions contemplated hereby may be abandoned (with respect to paragraphs 2(b) to (i) of this Schedule 1 by written notice by the terminating party to the other party) at any time prior to the Acceptance Time, in each case, after consultation with, or approval of the SIC, as and to the extent required under the Code:

(i)	by mutual written agreement of TMI and the Company, by action of the TMI Board and the Company Board, respectively;

(ii)	by either the Company or TMI, if the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on 13 January 2023 (such date, the “Outside Date”); provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(b) shall not be available to any party whose breach of the Implementation Agreement has been a principal cause of the failure of the Acceptance Time to occur on or before the Outside Date;

(iii)	by either the Company or TMI, if any court of competent jurisdiction or shall have issued any Order prior to the Acceptance Time permanently restraining, enjoining, preventing or otherwise prohibiting, the consummation of the Offer and, in each case, such Order shall have become final and non-appealable; provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(c) shall be available only if the party seeking to terminate the Implementation Agreement shall have complied with its applicable obligations under Section 4.3 of the Implementation Agreement before asserting the right to terminate under this paragraph 2(c);

(iv)	by TMI or the Offeror, at any time prior to the Acceptance Time, if (i) the Company Board or any committee thereof shall have effected a Company Change of Board Recommendation, or (ii) the Company shall have entered into a definitive acquisition agreement with respect to a Company Acquisition Proposal;

(v)	by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal in accordance with Section 4.2(d) of the Implementation Agreement, but only if the Company has not breached, in any respect, its obligations under Section 4.2 of the Implementation Agreement with respect to such Superior Company Proposal; provided, that immediately following or concurrently with such termination, the Company enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(vi)	by TMI if: (i) there has been a material breach by the Company of its representations, warranties or covenants contained in the Implementation Agreement such that any Offer Condition is not reasonably capable of being satisfied while such breach is continuing, (ii) TMI shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to the Company; provided, that TMI shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(f) if there has been any material breach by TMI of its obligations under the Implementation Agreement;

(vii)	by the Company if: (i) there has been a material breach by TMI or the Offeror of any of its representations, warranties or covenants contained in the Implementation Agreement such that any of the Offer Conditions is not reasonably capable of being satisfied while such breach is continuing, or Offeror is not reasonably likely to consummate the Offer while such breach is continuing; (ii) the Company shall have delivered to TMI written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to TMI; provided, that the Company shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(g) if there has been any material breach by the Company of its obligations under the Implementation Agreement;

(viii)	by TMI or the Company, if the Offer shall have expired or been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate thirty-five (35) Business Day period set forth in proviso (1) in clause (C) of Section 1.1(e)(ii) of the Implementation Agreement or the Expiration Time shall not have occurred 60 calendar days after the date of the Offer to Purchase, unless otherwise agreed by TMI and the Company with the prior written consent of the SIC; or

(ix)	by TMI or the Company, if the Investment Policy Amendment has been submitted to the TMI Shareholders for approval at a duly convened TMI Shareholder Meeting and the Requisite TMI Shareholder Vote shall not have been obtained at such meeting (unless such TMI Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

Schedule 2
Acceptance Form

To:	Good Falkirk (MI) Limited

Grindrod Shipping Holdings Ltd.

c/o Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Attn: Sharon Ting)

Dear Sirs

AWARD ELECTION OPPORTUNITY - ACCEPTANCE FORM

1.	I refer to the Award Election Opportunity set out in the letter dated 28 October 2022 (the “Award Election Opportunity Letter”) from Good Falkirk (MI) Limited and Grindrod Shipping Holdings Ltd., enclosing a copy of the Offer to Purchase dated 28 October 2022 (the “Offer to Purchase”). Unless otherwise defined herein, capitalised terms used in this Acceptance Form shall have the same meaning and construction as defined in the Award Election Opportunity Letter and/or the Offer to Purchase.

2.	Subject to the Acceptance Time occurring, I hereby confirm my unconditional and irrevocable acceptance of the Award Election Opportunity in respect of all of my Outstanding Company Forfeitable Shares so vested at the Acceptance Time.

3.	In consideration of the Company paying me the FSA Payment and the Special Dividend Equivalent Payment in respect of each Share which would have accrued in respect of the Outstanding Company Forfeitable Shares held by me, I:

(a)	consent to the cancellation of all my Outstanding Company Forfeitable Shares so vested; and

(b)	shall not exercise any of my rights as a holder of Company Forfeitable Shares from the date of my acceptance of the Award Election Opportunity.

4.	I hereby agree to surrender all my Outstanding Company Forfeitable Shares (Quantity: [●]) for cancellation and agree that all of such Outstanding Company Forfeitable Shares (Quantity: [●]) will be cancelled or deemed to be cancelled. If the Offer lapses or is withdrawn, the Award Election Opportunity will lapse accordingly.

5.	I further acknowledge that no representation was made by you to induce me to accept the Award Election Opportunity.

6.	I further acknowledge that the FSA Payment and the Special Dividend Equivalent Payment in respect of all of my Outstanding Company Forfeitable Shares will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and the Offeror, TMI and the Company shall be entitled to deduct or withhold from each such FSA Payment or Special Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.

7.	The Award Election Opportunity Letter, the Award Election Opportunity and this Acceptance Form shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. I submit to the non-exclusive jurisdiction of the Singapore courts. Unless expressly provided to the contrary in the Award Election Opportunity Letter and/or this Acceptance Form, a person who is not a party to any contracts made pursuant to the Award Election Opportunity Letter, the Award Election Opportunity and/or this Acceptance Form, has no rights under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of such contracts.

Yours faithfully

Signature:	Date:

Address:

Name (Block Letters):

Passport No./ ID No.:

Telephone Number:

Email Address: